United States securities and exchange commission logo





                              November 17, 2023

       Michael Feehan
       Chief Financial Officer
       Ecovyst Inc.
       300 Lindenwood Drive
       Malvern, PA 19355

                                                        Re: Ecovyst Inc.
                                                            Form 10-K filed
February 28, 2023
                                                            File No. 001-38221

       Dear Michael Feehan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       The Company, page 3

   1. We note that your presentation of total sales by end use, destination geography and customer includes
Zeolyst Joint Venture sales. In light of the fact that you account for this investment under the
equity method of accounting, please tell us how you considered Rule
                                                        100(b) of Regulation G
in determining whether this presentation results in an individually tailored accounting
policy. Refer to Question 100.04 of the Non-GAAP C&DI's.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.
 Michael Feehan
Ecovyst Inc.
November 17, 2023
Page 2
                                   Sincerely,
FirstName LastNameMichael Feehan
                                   Division of Corporation Finance
Comapany NameEcovyst Inc.
                                   Office of Industrial Applications and
November 17, 2023 Page 2           Services
FirstName LastName